FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 23, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For immediate release
Signet Group plc (LSE: SIG, NYSE: SIG)                         23 August 2006

                             NOTICE OF ANNOUNCEMENT

                        SIGNET GROUP PLC INTERIM RESULTS

Signet Group plc (LSE: SIG, NYSE: SIG), the world's largest speciality retail jeweller, will announce its interim results for the 26 weeks ended 29 July 2006 at 12.30 p.m. (BST) on Wednesday 30 August 2006.

On that date there will be an analysts' meeting at 2.00 p.m. (BST) (9.00 a.m.
EDT). For all interested parties there will be a live video webcast available on the Signet Group website and a live telephone conference call. The dial-in details for the conference call are:

     European dial-in:         +44 (0) 20 7138 0816
     European 48 hr. replay:   +44 (0) 20 7806 1970     Access code: 6039543#

     US dial-in:               +1 718 354 1171
     US 48 hr. replay:         +1 718 354 1112          Access code: 6039543#

A video webcast of the presentation is expected to be available from close of business on 30 August 2006 at www.signetgroupplc.com and on the Thomson CCBN platform.

Signet operated 1,847 speciality retail jewellery stores at 29 July 2006; these included 1,257 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 590 stores in the UK, where the Group trades as "H.Samuel",
"Ernest Jones" and "Leslie Davis". Further information on Signet is available at
www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

For further information:

Tim Jackson, Investor Relations Director:     +44 (0) 20 7317 9700

Mike Smith/Pamela Smith, Brunswick Group:     +44 (0) 20 7404 5959

Mahmoud Siddig, Taylor Rafferty:              +1 212 889 4350

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   August 23, 2006